
May 11, 2012

Via E-mail
Keith Braun
Moritt Hock & Hamroff
400 Garden City Place
Garden City, NY 11530

> **Re:** **Power REIT**
> **PREC14A filed April 30, 2012**
> **PRRN14A filed May 2, 2012**
> **DEFC14A filed May 10, 2012**
> **Filed by Paul Dorsey et al.**
> **File No. 0-54560**

Dear Mr. Braun:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your filings. All page references are to the original proxy statement filed on April 30, 2012.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filing generally.

Form of Proxy

1. As we discussed before the filing of your DEFC14A, Power REIT filed its definitive proxy statement and proxy card before yours. As the first filer, the company apparently chose white as the color for its proxy card. As we discussed, choosing the same color as you have done is potentially confusing and misleading for shareholders. See Notes to Rule 14a-9. Pleas revise or advise.

General

2. All correspondence with shareholders of Power REIT before the furnishing of a proxy statement which may be viewed as soliciting material must be filed as such and must include appropriate disclosure, such as the information required by Rule 14a-12

concerning the identity of the participants to the solicitation, the fact that a proxy statement will be forthcoming, etc. Please confirm your understanding and make any necessary filings.

3. Throughout the proxy statement, you include numerous factual assertions, some but not all of which are accompanied by cites to supporting documents. As to those which are not accompanied by an appropriate site explaining the source of the factual assertion, please provide supplemental supporting documentation or a reference to where in in an EDGAR filing support appears. As an example of factual assertions which should be addressed, we note the following:

    -   "In 2008, an alternative energy company controlled by David Lesser, Coast Intelligen, Inc. ("Coast"), became illiquid and then filed for bankruptcy while Mr. Lesser was President and sole director."

    -   "Although [Lesser] claims he was not responsible for day-to-day operations, the Chief Operating Officer reported directly to him. He was always actively involved with this company."

    -   "David Lesser promised the shareholders of Coast, a private company that was hoping to go public, a system of accounting established and administered in accordance with sound business practices. David Lesser set up the books and records of Coast in QuickBooks."

    -   "Mr. Lesser and the Current Board have already cut the Trust's dividends to its shareholders to $0.10 per share."

    These are simply some examples of statement which should be supported; this is not intended to be an exhaustive list.

4. See our last comment above. Please provide supplementally the transcript of the disposition hearing on April 10, 2007 (see page 9) and the two orders signed by Judge Harmon and Magistrate Stacy from which you quote in the proxy statement.

5. Refer to the disclosure in the first paragraph on page 4. The first and second sentences in this paragraph seem to contradict each other. In the first sentence, you state that only your latest-dated proxy will count. In the next sentence, you disclose that even if you mark the Trust's proxy card "withhold" as a protest against the incumbent trustees, "it will not revoke any proxy card you may have previously sent to the Trust." Note that the same comment was issued in our letter dated May 19, 2011 regarding the proxy materials you filed last year.

6. Provide more details about Mr. Dorsey's alternate business strategy for the Trust, including the anticipated impact of that strategy on the Trust's dividend payments. We note reference to undefined "traditional" and "stabilized" assets; expand to provide more

detail about what you intend to do differently than the Current Board.

Nominees for Trustees

7. In your response letter, with a view to further disclosure in amended materials if necessary, tell us whether your CPA designation has lapsed.

8. Disclose Mr. Dorsey's occupation since he left Otis Elevator in 2010. In your response letter, with a view to further disclosure if necessary, tell us the circumstances surrounding his departure from Otis.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

• They are responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions